SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 25, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 25, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

25 March 2011

SMITH & NEPHEW PLC

We have today been advised by our share plan administrators of an error in the information released on 24 March 2011 relating to the partial vesting of G K Johnson's 2010 Award under the Smith & Nephew Deferred Bonus Plan 2010.

The correct information is as follows:-

Name of PDMR	Number of ordinary shares acquired under vesting (i)	Number of ordinary shares disposed	Total holding of ordinary shares following this notification:
G Kelvin Johnson	1,879 Ords	1,879 Ords	4,563 Ords

Notes

(i)
The shares vesting were granted under the Plan on 22 March 2010.  One third of the shares vested on 22 March 2011 and, subject to continued employment, the remaining two thirds will vest in equal tranches on 22 March 2012 and 22 March 2013 respectively.

(ii)	The market value of ordinary shares acquired and sold on 22 March 2011 was 687.93p per ordinary share.

(iii)	The ordinary shares were released in London, UK.

(iv)	The percentages of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Gemma Parsons
Deputy Company Secretary
Tel: 020 7401 7646